



UNIFIED PERFORMANCE MANAGEMENT FOR CONVERGED NETWORKS

TROUBLESHOOTING

SERVICE LEVEL MANAGEMENT

CAPACITY PLANNING

DEVICE MONITORING

TRAFFIC MONITORING

FAULT MANAGEMENT



NetScout

2002 Annual Report

ABOUT NETSCOUT SYSTEMS, INC.

NetScout Systems, Inc. (Nasdaq: NTCT) is a market leader in providing integrated network performance management solutions for leading enterprises and service providers worldwide.

Through the *n*Genius™ Performance Management System, NetScout enables customers to maximize the performance and efficiency of applications and content delivered on their networks. In today's highly complex and rapidly changing information technology environments, these solutions ensure that critical business applications, such as e-mail, Voice over IP, e-commerce, supply chain management and customer resource management, run efficiently and reliably, meeting or exceeding user expectations and increasing return on investment from the infrastructure.

NetScout, which has approximately 360 employees, is headquartered in Westford, Massachusetts, and has sales offices in North America, Europe and Asia.

Further information is available on the World Wide Web at www.netscout.com.



NetScout.

THE *n*GENUIS™ PERFORMANCE MANAGEMENT SYSTEM

NetScout Systems' *n*Genius Performance Management System is a comprehensive hardware and software solution designed to simplify the management of complex enterprise networks.

*n*Genius provides "end-through-end" visibility of the network based on high-quality data collected from NetScout's line of probes. These probes are nonintrusive, high-performance, real-time monitoring devices that collect key performance metrics such as application traffic volume, availability and response time, conversations and error conditions.

NetScout's flagship software product, *n*Genius Performance Manager, is a unified solution that consolidates performance management for troubleshooting, capacity planning and service level and fault management, integrating real-time and historical information. It extracts rich data collected by NetScout probes and provides in-depth, system-wide views of all applications on the network infrastructure. Web-based access allows sharing of real-time information between information technology managers at central and remote sites. Flexible reports provide effective communications between business and IT organizations.



N[illegible] A STRATEGIC PARTNER TO ITS CUSTOMERS

More than 3,000 enterprises use NetScout products worldwide to monitor more than 80,000 network segments. NetScout customers provide a diversified revenue base representing numerous vertical industries, including banking, technology, healthcare, retail, government, manufacturing, education and service providers.

NetScout's goal is to serve as its customers' strategic partner by providing a complete network performance management solution. As an engineering-focused company, NetScout strives to deliver next-generation solutions to make complex infrastructures perform consistently at peak efficiencies while offering tangible economic benefits. NetScout's success is due to its long-term relationships with customers, its sensitivity to customer needs and challenges and its ability to provide innovative solutions to their problems. Above all, NetScout recognizes that a well-managed and high-performing IT infrastructure is critical to business success.

NetScout serves the Global 5000 and counts among its customers:

- ArvinMeritor
- Cable and Wireless
- China Telecom
- Cisco Systems
- Fidelity Investments
- [illegible]
- Goodyear Tire & Rubber
- Hold Brothers
- Memorial Hermann Healthcare System
- Nextel Communications
- Northwest Airlines
- Optimus Telecommunications
- Samsung SDS
- Siemens Health Services Corporation
- StarBand Communications
- Travelocity.com
- Visa International
- Wachovia Bank

LETTER TO SHAREHOLDERS


NetScout

Dear Fellow Shareholders, Employees, Customers and Friends:

In fiscal year 2002 we worked aggressively to enhance our market leadership by continuing to develop our *n*Genius Performance Management System to be the most strategic platform available for managing large, complex, distributed, mission-critical networks.

We completed the 2002 fiscal year in a strong financial position with four quarters of positive cash flow, improving margins and healthy growth in product revenue. We enter fiscal year 2003 with strong cash reserves and a debt-free balance sheet. And despite a lagging economy and restricted information technology spending, we anticipate continued growth in the market for network performance management systems.

We strengthened our sales and support organizations, expanded our reseller programs and saw measurable results. We partnered with some of Europe's leading systems integrators. Revenue from our installed customer base was strong. Our customers' loyalty remained very high, based on the strength of our technology and products and continuing investments in R&D and support. Our products offer a strong return on investment, and several of our customers report they have added more than $1 million a year to their bottom lines with the help of our *n*Genius System.

And we continued to deliver new products to the market, including the Packet-over-SONET probes for OC-3 and OC-12 high-speed environments and a highly integrated software product, *n*Genius Performance Manager 1.4. The Performance Manager 1.4 integrates the functions of two predecessor products, combining real-time monitoring with historical reporting and capacity planning in a single, seamless application to make our customers' network performance management tasks simpler. Performance Manager 1.4 also introduces a market-leading capability for managing Voice and Video over IP on converged networks. As enterprises move toward converged networks, which combine all types of traffic, such as voice, data, Web and video, onto their existing IP networks, our new Performance Manager 1.4 product gives them the management capability to accelerate this effort.

Looking Ahead

In mid-July 2002 we announced a new strategy and technology aimed at extending our market leadership position in network performance management. The Common Data Model (CDM) architecture allows customers to consolidate performance management functions through a single solution, the *n*Genius Performance Management System. This new CDM technology is our solution to one of the biggest problems enterprises are faced with today—*clutter*. Our customers

The enhanced *n*Genius architecture is the foundation for consolidating all performance management functions into a unified solution. By reducing the clutter of tools, our customers will realize significant savings in operating and supporting their networks.


video
SAN
VoIP
e-mail
VoIP
video
SAN
web traffic

have told us that despite the industry's best efforts to date, they are forced to use a multitude of different performance management tools for dissimilar traffic and data sources. With CDM, customers will be able to reduce this clutter of tools and to realize significant savings in operating and supporting their networks.

NetScout's CDM technology is based on the application flow paradigm we have championed for many years. Our flow-based approach has already simplified user tasks by integrating traffic flow data from disparate network technologies into consistent analysis, views and reports. The new strategy is a leap ahead to include data collected from a wide range of network devices as well as from our probes. In addition, CDM will provide a unified application performing vital network management tasks, such as real-time monitoring, historical reporting, and service level and fault management. This will make IT managers' jobs easier by giving them the information to make quicker and better decisions in managing their networks and the business services they deliver.

To leverage this new strategy, we also announced our new *n*Genius Alliance Program. The first step in this program is to extend the scope of *n*Genius to collect performance data from infrastructure partner devices. In addition to our existing partnership with Cisco Systems, we are now partnering with F-5 Networks, Foundry Networks and Extreme Networks.

We believe that we have created a unique, compelling solution to one of the most critical challenges facing the network performance management industry that will allow us to grow both the size of the network performance management market and our share of it. We are building a strategic platform for converged networks consolidating all the critical functionality through CDM—our single solution for performance management. During fiscal year 2003, we intend to back this strategy by introducing a large number of products and partnerships at a faster pace than ever before, including products for network security and storage networks.

We would like to thank our shareholders, employees, customers and friends who have supported our efforts throughout this past year, and upon whose support we will depend throughout the coming year. Without your help, these significant achievements would not have been possible.

Anil K. Singhal
President and
Chief Executive Officer

Narendra V. Popat
Chairman of the Board

DEPTH OF APPLICATION VISIBILITY


e-commerce
webcasting

Enterprises today have highly complex and continually evolving networks. Businesses rely on their networks more than ever as the nerve center for delivery of critical business applications such as e-mail, Web traffic, Voice over IP, e-commerce, supply chain management and customer resource management. Information technology managers face escalating demand for converged networks with multiple types of traffic—voice, data, Web and video—all competing for network resources. Applications must run smoothly and reliably and meet or exceed user expectations. Content must reach end users quickly and seamlessly. The quality of the on-line experience has become increasingly critical to the success of a Web site or business service. Poor network performance can have a significant impact on the bottom line: slowdowns cost money, in some cases millions of dollars, as well as lost productivity and lost customer loyalty.

*n*Genius Performance Management System lets you see not only *what* but *why*

Tight control over performance of the entire infrastructure is critical in the face of increasing business impact and mounting complexity combined with growing demand for cost-effectiveness. NetScout's *n*Genius Performance Management System provides IT organizations with "end-through-end" visibility of their networks, enabling an unprecedented level of control over delivery of applications and content to end users. At the same time, it simplifies complex management tool environments. *n*Genius delivers to IT managers real-time notification of network slowdowns or degradations and comprehensive troubleshooting. It offers fact-based capacity planning for effective deployment of network resources, measurement of service levels and fault management. It also provides in-depth visibility so that IT managers can understand not only *what* is happening on the network, but also *why*. With *n*Genius, enterprises not only reduce the cost of operating their networks, but also increase the return on existing infrastructure investments by optimizing the performance of the network and deferring the need for new equipment.

In these difficult times IT departments are being forced to do more with less. Companies must competently manage existing resources while achieving greater productivity and performance from the infrastructure. Bandwidth-hungry services and applications such as streaming media, video, Webcasting, e-commerce and work collaboration all create pressure on infrastructure. The *n*Genius System gives IT managers powerful data for capacity planning to determine precisely what network resources are needed to meet business objectives. The *n*Genius System maps bandwidth usage to baselines and forecasts when network utilization will exceed capacities. By identifying what applications are consuming

"From intelligent capacity planning to measuring application response time and usage to monitoring our global network in real time, NetScout continues to preserve resources, optimize performance and lower our total cost of ownership."
—Frank LeFavi, Manager Global Network Operations, *Arvin Meritor*

Visibility = ROI

the greatest bandwidth, IT departments can modify usage behavior, avoid bottlenecks and more efficiently configure networks to achieve substantial savings. In addition, detailed application traffic reports can identify whether the network is being used for authorized or unauthorized purposes.

Revenues and customer relationships are directly affected by the ability of a networked infrastructure to deliver applications and content quickly and effectively to end users. Businesses need to know what their customers are experiencing when they access on-line services at any time of the day. The *n*Genius System monitors service-level agreements for quality and availability of business applications and networks. Intelligent software agents simulate end-user transactions to measure and report response times experienced throughout networks and across the Internet. Performance trends identify issues early so IT managers can avoid service degradations and provide the high-quality network experience that users expect.

Superior network performance management requires that network problems be identified and resolved quickly and that applications are up and running 24/7. To accomplish this, a network manager needs in-depth network application visibility in real time. These requirements can be satisfied only by dedicated instrumentation. NetScout probes are nonintrusive devices monitoring all network activity by application and by user, signaling on exceptions and capturing and uploading detailed data when required for further analysis. These probes monitor and interpret all traffic types, including multimedia and Web content as well as all manner of custom applications. The rich data collected by NetScout probes in real time, correlated and displayed by the *n*Genius Performance Manager application, allowing IT managers to detect, analyze and rapidly resolve network and application problems before they affect end users. Logged over a longer period, trended and reported, this data predicts future resource requirements, spots usage policy violations and identifies other inconsistencies and anomalies.

Information generated by the *n*Genius System is provided to IT managers in real-time displays and customizable reports that summarize the status of network activity, service levels, application performance, device capacity and other critical aspects of network performance. Web-based access allows sharing of real-time information between IT managers at central and remote sites.

NetScout products make IT managers' jobs easier. With a single solution and increased visibility, they can make better decisions about managing their networks while maintaining high levels of network service—all helping to improve return on investment and reduce the total cost of ownership of the infrastructure.

UNIFIED NETWORK PERFORMANCE MANAGEMENT
CDM—Technology for Convergence

For more than a decade, NetScout has built success solving customers' problems through technology leadership and innovative approaches to network performance management.

At the beginning of the millennium, a unique set of problems surfaced for enterprises with large, complex networks. During the rapid construction of networks in the late 1990s, many enterprises created convoluted mazes of links and devices they simply could not maintain. Attempts to manage network performance were not effective. Although most network devices offered performance metrics, the resulting data was disparate and uncoordinated, and there were too many "point" tools. Each of these tools, often designed by competing vendors, was installed to address a specific aspect of network performance. This resulted in a clutter of performance data, a clutter of management approaches and a clutter of tools. Network managers today note that the clutter of data and tools has become the problem instead of the solution in managing the performance of their networks.

In mid-July 2002, NetScout announced a new technology architecture that directly addresses the problem of clutter. Called CDM, or Common Data Model, it is based on NetScout's unique traffic flow-based approach to network performance management. NetScout collects key performance information by monitoring traffic flows on the network through probes that are devices dedicated to capturing statistics on all traffic going across network links. Only this flow-based approach can provide a simultaneous view of each individual application on the network in the context of total network usage. This model for gathering data provides our customers with the ability to understand not only the condition of the network, but also the business services being delivered and who is using them. This structure provides the foundation on which CDM is built.

Other solutions attempt to gather information from the network equipment itself. While there is value in this approach, there are also limitations. Most network equipment has no knowledge of the applications; it simply tracks the gross volume of traffic that has passed through it. Thus, it is difficult to measure performance in terms of business impact. Further, as each piece of network equipment exhibits unique characteristics, solutions that use data from network equipment often have separate management applications to measure the performance for each. This approach only adds to the clutter that exists for information technology management by making data collection and analysis more complex and costly.


CRM
video
e-mail
ERP
applications

CDM provides a technology that allows performance information to be gathered across the network in a common model. Thus, information from network equipment as well as from probes is gathered and stored in a common format, expanding the manager's view of the network. It combines the depth of visibility provided by probes with the breadth of information across the network. NetScout collects this information and places it into a high-powered, highly scalable database. This innovative approach to integrating data simplifies the complexity of performance data collection for NetScout's customers, minimizing data clutter.

The CDM technology is also the basis for another strategic innovation—*n*Genius Performance Manager. Performance Manager consolidates management tasks such as real-time performance monitoring, capacity planning, application response time monitoring, availability, fault and other vital management functions into a single application, working against an integrated database to provide a broad range of performance management services in a seamless network-wide context. In contrast with other software vendors' products that claim to be integrated, Performance Manager is a single source of correlated performance management information that greatly simplifies the complex tasks of network management. The *n*Genius Performance Manager, resting on the foundation of CDM architecture, creates a powerful, unified solution for network performance management that reduces the clutter of performance functions and tools for customers.

This unified network performance management solution will be the cornerstone of growth for NetScout into the future. Not only does it deliver the most powerful performance management solution to our customers, but it also allows for accelerated development of new functionality within our research and development lab while simplifying the sales and support of the *n*Genius solution. It will also serve as an attractive platform for establishing partnerships with vendors of other complementary network management solutions. This will make NetScout, more than ever before, the strategic partner of its customers for network performance management.

"CDM is a bold stroke that will help reshape the industry towards a more efficient, less cluttered environment for managing the delivery of business services across the network."

—Dennis Drogseth, Vice President,
Enterprise Management Associates



"In the first year, the *n*Genius System saved us more than $1 million by helping us avoid costly network downtime."

—Jake Star, Vice President, Computer Services

Network Performance that Wins

Mohegan Sun, one of the largest resorts and casinos in the United States, attracts more than 30,000 visitors each day to its complex. Spanning 5 million square feet, Mohegan Sun encompasses gaming floors, restaurants, entertainment facilities and a 1,200-room hotel and convention center. Each component places unique demands on Mohegan Sun's complex network infrastructure, from bandwidth-intensive guest services to operating machines on the gaming floor to coordinated management of sophisticated security systems. The resort is open 24 hours a day, 365 days a year. Thus, staying ahead of potential problems to ensure network availability is critical. When it comes to network management, Jake Star, Vice President, Computer Services at Mohegan Sun needs to make certain that the performance of his systems is not subject to chance.

To provide that assurance, Mohegan Sun uses NetScout's *n*Genius network performance management solutions to proactively manage uptime and performance of the casino's mission-critical systems. From the start *n*Genius delivered an immediate return on investment for Mohegan Sun. Mohegan Sun's investment in the *n*Genius system has saved substantial amounts of potentially lost revenue from its gaming floors. "Anything that could effect our customers' experience is a top priority for my team," says Star.

"We are never closed for business, so we need a solution that will keep us ahead of problems by providing visibility into every corner of the network. Better visibility gives us more control. In the first year, the *n*Genius System helped us save more than $1 million by helping us avoid costly network downtime."

Mohegan Sun's information technology team also uses *n*Genius information to improve accuracy of capacity planning during network upgrades and expansion. The casino's network recently tripled in size to support its new hotel and convention center. *n*Genius enables Star's team to better manage expansions like this by making network usage visible, application by application, allowing them to identify the most critical areas for network growth and improvement. In addition, they use *n*Genius to track application performance and response time across the network, enabling the team to detect and address performance problems before they escalate to become outages.

"NetScout's *n*Genius is the only management tool that gives us the visibility to see every conversation crossing the network. It helps us understand what constitutes our traffic and how it impacts performance system-wide. We would not be able to maintain the high levels of around-the-clock network performance that we have without *n*Genius," concludes Star.





AMERICAN TOWER
CORPORATION

"By illuminating our network with probes, we can view individual application flows . . . as well as target any resource misuse or excess capacity."

—George Duguay, Senior Network Systems Engineer

Turning on the Light

American Tower is a leading independent owner, operator and developer of wireless and broadcast communications sites. The company manages the largest network of communications towers in North America and has more than 14,400 sites in the United States, Mexico and Brazil, including approximately 300 broadcast tower sites. American Tower also offers network development services to wireless service providers and broadcasters and is a leading source of integrated satellite and fiber network access services linking U.S. Internet and voice carrier backbones to the rest of the world. American Tower's large, complex computer network is critical to daily operations.

When George Duguay, Senior Network Systems Engineer for American Tower, was faced with implementing an Enterprise Resource Planning (ERP) system, he recognized he had a major challenge. To support deployment of this large application efficiently and help control costs, Duguay needed a tool to measure the effect of the ERP rollout on the existing and future bandwidth needs of his network infrastructure and its performance across the network.

To accomplish this, American Tower brought in the *n*Genius Performance Management System, installing *n*Genius probes at key, high-traffic points across the network. Through the *n*Genius System, American Tower now has system-wide, real-time monitoring of its network activity with visibility into individual application flows and end-user behavior, helping to ensure uptime and peak application performance. NetScout's reporting tools facilitate business decisions with daily and historical reports showing the demands and application flows placed on the network by its end users. Overseeing sites across the country, each connected over a frame relay wide area network, Duguay is able to customize resources at each site based on usage numbers generated by NetScout's *n*Genius System. Within weeks Duguay noted savings in circuit costs through efficient and accurate monitoring of American Tower's wide area network utilization.

"The most important part of our ERP deployment was maintaining high performance while ensuring that other mission-critical applications supporting wide-ranging information requirements were on-line and available," notes Duguay.

"The information generated by *n*Genius should enable us to realize an immediate payback and significant return on investment," says Duguay. "Installing *n*Genius was like turning on a light in the network. By illuminating our network with *n*Genius probes, we can view individual application flows and their consumption of network resources in real time and historically. We were able to identify the network issues important to the ERP initiative, as well as target any resource misuse or excess capacity."





Screen shot images provided by
Surgical Planning Laboratory, Brigham and Women's Hospital.
Brigham and Women's Hospital is a teaching affiliate of Harvard Medical School.

"We're building the next generation network, and we need a partner like NetScout that has the technology and vision to meet today's and tomorrow's needs."

—Mark James, BIRN Coordinator Center Project Manager


BIRN

Creating Cooperation

The Biomedical Informatics Research Network—BIRN—is a nationwide high-performance computer initiative focused on diseases of the brain. Funded by the National Center for Research Resources, a division of the National Institute of Health, BIRN links researchers over a high-speed optical network managed by the University of California at San Diego's Supercomputer Center. Over time, this project, the first of its kind, will include 50 or more universities and medical centers, all partnering to leverage supercomputing and Internet technologies for collaborative brain research.

The network infrastructure for BIRN uses the latest highly sophisticated technology. BIRN employs tomorrow's Internet, the Internet2/Abilene high-bandwidth IP network, with the ultimate aim of utilizing a high-speed, large-scale, distributed data and supercomputing infrastructure. Ensuring the integrity of so large and complex a system is a considerable undertaking. Essential to its smooth rollout and ongoing operation, NetScout has been involved from the inception of the project.

Because BIRN is dependent on the performance of the network and its ability to meet the unique demands of the researchers, NetScout's *n*Genius Performance Management System was chosen to monitor "end-through-end" network performance. The bandwidth demands are significant, with researchers sharing terabyte-size data such as digital magnetic resonance images and 3-D microscope images. Each BIRN site is equipped with a NetScout probe to enable the BIRN Networking



Operations Center to monitor and tune performance between sites. BIRN staff can view network traffic and performance, model and solve reported problems and adjust all aspects of the BIRN network from a single location. "The *n*Genius System was chosen for its superior scalability," explains Jay Dombrowski, Network Project Manager, "As the project evolves, *n*Genius can easily be deployed to handle additional sites, traffic and varying network topologies," he adds.

Tom Hutton, Chief Project Engineer, is responsible for guaranteeing data and operational efficiency 24/7 across this entire network. "With the *n*Genius system in place, I can be informed of problems before the institutions are aware something's wrong," he notes. "We are using NetScout's Web-based reporting to distribute real-time and historical statistics so participants can see network utilization by application and even end user."

Over time, BIRN could be the key to progress not only in neuroscience, but in medical science generally. Says Mark James, BIRN Coordinator Center Project Manager, "We're building the next generation network, and we need a partner like NetScout that has the technology and vision to meet today's and tomorrow's needs."


nGenius
Resource Summary, *Enterprise Wide*
Executive Overview


nGenius

Financial Contents

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our audited consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended March 31, 2000, 2001 and 2002, and the consolidated balance sheet data as of March 31, 2001 and 2002, are derived from audited consolidated financial statements included in this Annual Report. The consolidated statement of operations data for the years ended March 31, 1998 and 1999, and the consolidated balance sheet data as of March 31, 1998, 1999 and 2000, have been derived from audited consolidated financial statements of NetScout that do not appear in this Annual Report. On July 7, 2000, NetScout acquired all of the outstanding common and preferred stock of NextPoint Networks, Inc. ("NextPoint"). The results of operations of NextPoint subsequent to July 7, 2000 have been included in NetScout's consolidated statement of income and consolidated balance sheet for fiscal year 2001. The historical results are not necessarily indicative of the operating results to be expected in the future.

	Year ended March 31,				
	1998	1999	2000	2001	2002
Statement of Operations Data:	*(In thousands, except per share data)*				
Revenue:					
Product	$ 34,990	$ 50,374	$ 57,206	$ 75,673	$ 51,583
Service	5,143	8,710	12,804	18,506	21,102
License and royalty	2,696	8,467	16,149	13,772	9,599
Total revenue	42,829	67,551	86,159	107,951	82,284
Cost of revenue:					
Product	12,638	19,250	21,139	25,737	18,465
Service	784	1,235	1,718	3,453	3,628
Total cost of revenue	13,422	20,485	22,857	29,190	22,093
Gross margin	29,407	47,066	63,302	78,761	60,191
Operating expenses:					
Research and development	5,129	7,526	9,526	15,424	19,841
Sales and marketing	13,583	20,375	27,945	39,985	36,017
General and administrative	2,950	4,104	4,631	8,382	8,107
Amortization of goodwill and other intangible assets	—	—	—	7,892	10,483
In-process research and development	—	—	—	268	—
Total operating expenses	21,662	32,005	42,102	71,951	74,448
Income (loss) from operations	7,745	15,061	21,200	6,810	(14,257)
Interest income, net	743	926	2,551	3,923	1,919
Income (loss) before provision for (benefit from) income tax	8,488	15,987	23,751	10,733	(12,338)
Provision for (benefit from) income taxes	3,056	5,715	8,539	7,027	(927)
Net income (loss)	$ 5,432	$ 10,272	$ 15,212	$ 3,706	($11,411)
Basic net income (loss) per share	$ 0.28	$ 0.55	$ 0.70	$ 0.13	($0.39)
Diluted net income (loss) per share	$ 0.23	$ 0.43	$ 0.56	$ 0.12	($0.39)
Shares used in computing:					
Basic net income (loss) per share	19,289	18,586	21,750	28,487	29,533
Diluted net income (loss) per share	23,166	23,706	26,946	29,726	29,533

	March 31,				
	1998	1999	2000	2001	2002
Balance Sheet Data:	*(In thousands)*				
Cash, cash equivalents and short and long-term marketable securities	$ 15,175	$ 25,477	$ 70,322	$ 61,382	$ 69,265
Working capital	14,163	24,489	74,866	67,665	60,389
Total assets	31,220	43,974	96,748	142,080	137,298
Class B redeemable convertible common stock	—	44,161	—	—	—
Total stockholders' equity (deficit)	20,400	(13,124)	81,122	121,045	112,707

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following information should be read in conjunction with the audited consolidated financial information and the notes thereto included in this Annual Report.

In addition to the other information in this report, the following Management's Discussion and Analysis should be considered carefully in evaluating the Company and our business. This Annual Report contains forward-looking statements. These statements relate to future events or our future financial performance and are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "intends," "seeks," "anticipates," "believes," "estimates," "potential," or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various important factors, including the risks outlined under "Certain Factors Which May Affect Future Results" in this section of this report and our other filings with the Securities and Exchange Commission. These factors may cause our actual results to differ materially from any forward-looking statement.

OVERVIEW

NetScout Systems, Inc. designs, develops, manufactures, markets, sells and supports a family of integrated products that enable optimization of the performance and cost management of complex, high-speed networks, including their ability to efficiently deliver critical business applications and content to end-users. NetScout manufactures and markets these products in an integrated hardware and software solution suite that is used by enterprise and service provider businesses worldwide. We manage our business as a single operating segment.

NetScout was incorporated in 1984 as a consulting services company. In 1992, we began to develop and market its first infrastructure performance management products. Our operations have been financed principally through cash provided by operations. On July 7, 2000, NetScout completed its acquisition of NextPoint. The transaction was valued at approximately $52.5 million.

CRITICAL ACCOUNTING POLICIES

NetScout considers accounting policies related to revenue recognition, accounts receivable and allowance for doubtful accounts, valuation of inventories and valuation of long-lived assets to be critical in fully understanding and evaluating our financial results.

REVENUE RECOGNITION

Product revenue consists of sales of our hardware products and licensing of our software products. Product revenue is recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is reasonably assured. Revenue is recorded net of estimated product returns, which is based upon our return policy, sales agreements, management estimates of potential future product returns related to current period revenue, current economic trends, changes in our customer composition and historical experience. If our judgments and estimates relating to the product returns prove to be inadequate, our financial results could be materially adversely affected in future periods.

Service revenue consists primarily of fees from customer support agreements, consulting and training. NetScout generally provides three months of software support and 12 months of hardware support as part of product sales. Revenue from software support is deferred and recognized ratably over the three-month support period. Revenue from hardware support is deferred and recognized ratably over the 12-month support period. In addition, customers can elect to purchase extended support agreements, typically for 12-month periods. Revenue from these agreements is deferred and recognized ratably over the support period. Revenue from consulting and training is recognized as the work is performed.

For multi-element arrangements, each element of the arrangement is analyzed and a portion of the total fee under the arrangement is allocated to the undelivered elements, primarily support agreements and training, using vendor objective evidence of fair value of the element and the remaining portion of the fee is allocated to the delivered elements (i.e., generally, hardware products and licensed software products), regardless of any separate prices stated within the contract for each element, under the residual method. Vendor objective evidence of fair value is based on the price customers pay when the element is sold separately.

License and royalty revenue consists primarily of royalties under license agreements by original equipment manufacturers who incorporate components of our data collection technology into their own products or who reproduce and sell our software products. License revenue is recognized when delivery has occurred and when we become contractually entitled to receive license fees, provided that such fees are fixed or determinable and collection is probable. Royalty revenue is recognized based upon product shipment by the license holder.

Revenue generated from indirect distribution channels, including original equipment manufacturers, distributors, resellers, system integrators and service providers, represented 78%, 72% and 59% of total revenue for the fiscal years ended March 31, 2000, 2001 and 2002, respectively. Total revenue generated from Cisco Systems, Inc. represented 50%, 51% and 32% of our total revenue for the fiscal years ended March 31, 2000, 2001 and 2002, respectively. No other customer or indirect channel partner accounted for 10% or more of our total revenue during the fiscal years ended March 31, 2000, 2001 and 2002.

In the past, Cisco resold our probes to customers under their private label. As of July 28, 2001, Cisco no longer marketed or sold NetScout probes under their private label, however they continued to place their backlog orders with us through December 31, 2001. Additionally, Cisco continues to incorporate components of our software technology into their products. We will continue to collaborate with Cisco on product development and marketing and to support Cisco's continued distribution of our software products. We have completed the transition of Cisco customers to a direct or reseller relationship with NetScout and our strategy is to continue to collaborate with Cisco on technology development and to support Cisco's continued distribution of our software products.

Revenue from sales outside North America represented 13%, 10% and 13% of our total revenue for the fiscal years ended March 31, 2000, 2001 and 2002, respectively. Sales outside North America are primarily due to indirect channel partners, which are generally responsible for importing products and providing consulting and technical support and service to customers within their territory. Our reported international revenue does not include any revenue from sales to customers outside North America made by any of our North American-based indirect channel partners. These domestic resellers may sell NetScout products to international locations, however, NetScout still reports these shipments as North America revenue since NetScout ships the products to a domestic location. NetScout expects revenue from sales outside North America to continue to account for a significant portion of our revenue in the future.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable is reduced by an allowance for doubtful accounts. Our normal payment terms are net 30 days. We monitor all payments from our customers and assess any collection issues as they arise. Management believes its credit policies are prudent and reflect normal industry terms and business risk. At March 31, 2001 and 2002, one customer accounted for approximately 15% and 8%, respectively, of our accounts receivable. Historically, we have not experienced any significant non-performance by our customers nor do we anticipate non-performance by our customers in the future and, accordingly, do not require collateral from our customers. We perform full credit checks on all potential new customers prior to acceptance of the order. We maintain allowances for doubtful accounts for possible losses resulting from the failure of our customers to make their required payments and any losses are recorded as general and administrative expenses. The allowance for doubtful accounts is based upon management estimates of the un-collectability of our accounts receivable. Management specifically analyzes accounts receivable and historical bad debts, customer credit-worthiness, current economic trends and customer concentrations when evaluating the adequacy of the allowance for doubtful accounts. Significant management judgments and estimates are made when establishing the allowance for doubtful accounts. If our judgments and estimates relating to the allowance for doubtful accounts prove to be inadequate, our financial results could be materially adversely affected in future periods.

VALUATION OF INVENTORIES

Inventories are stated at actual cost. Inventories consist primarily of raw materials and finished goods. Many components that are necessary for the assembly of our probes are obtained from separate sole source suppliers or a limited group of suppliers. Our reliance on sole or limited suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing, quality and timely delivery of components. Generally, we do not maintain long-term agreements with any of our suppliers or large volumes of inventory. Our inability to obtain adequate deliveries or the occurrence of any other circumstance that would require us to seek alternative sources of these components would affect our ability to ship our products on a timely basis. This could damage relationships with current and prospective customers, cause shortfalls in expected revenue and could materially adversely affect our business, operating results and financial condition, thereby adversely affecting our financial condition and results of operations.

Inventories are reduced by a reserve for obsolete and excess inventory. Management regularly monitors our inventories for potential obsolete and excess inventory. Our reserve for obsolete and excess inventory is based upon management's estimated forecasts of unit sales and estimated timing and impact of new product introductions. Management considers historical product demand, current economic trends, expected market acceptance of our products and expected customer buying patterns when evaluating the adequacy of the reserve for obsolete and excess inventory. Significant management judgments and estimates must be made when establishing the reserve for obsolete and excess inventory. If our judgments and estimates relating to obsolete and excess inventory prove to be inadequate, our financial results could be materially adversely affected in future periods.

VALUATION OF LONG-LIVED ASSETS

NetScout regularly performs reviews on the carrying value of our long-term assets to determine if any impairment is present. Items which could trigger impairment could include but are not limited to significant underperformance relative to historical product demand, significant negative industry or economic trends, significant decline in our stock price for a sustained period and significant decline in our technological value compared to the market. Management considers historical product demand, current economic trends, customer buying patterns, customer credit-worthiness and expected revenue projections when estimating expected future cash flows. No such impairment has been indicated as of the end of fiscal year, 2002. Significant management judgments and estimates must be made when establishing criteria for future cash flows. If our judgments and estimates relating to long-term assets prove to be inadequate, our financial results could be materially adversely affected in future periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated the percentage of total revenue of certain line items included in our Statements of Operations:

	Year ended March 31,		
	2000	2001	2002
Revenue:			
Product	66.4%	70.1%	62.7%
Service	14.9	17.1	25.6
License and royalty	18.7	12.8	11.7
Total revenue	100.0	100.0	100.0
Cost of revenue:			
Product	24.5	23.8	22.4
Service	2.0	3.2	4.4
Total cost of revenue	26.5	27.0	26.8
Gross margin	73.5	73.0	73.2
Operating expenses:			
Research and development	11.1	14.3	24.1
Sales and marketing	32.4	37.0	43.8
General and administrative	5.4	7.8	9.9
Amortization of goodwill and other intangible assets	—	7.3	12.7
In-process research and development	—	0.3	—
Total operating expenses	48.9	66.7	90.5
Income (loss) from operations	24.6	6.3	(17.3)
Interest income, net	3.0	3.6	2.3
Income (loss) before provision for income taxes	27.6	9.9	(15.0)
Provision for (benefit from) income taxes	9.9	6.5	(1.1)
Net income (loss)	17.7%	3.4%	(13.9%)

FISCAL YEARS ENDED MARCH 31, 2002 AND 2001

Revenue

Total revenues were $82.3 million and $108.0 million for the fiscal years ended March 31, 2002 and 2001, respectively, representing a decrease of 24% from 2001 to 2002.

Product. Product revenues were $51.6 million and $75.7 million for the fiscal years ended March 31, 2002 and 2001, respectively, representing a decrease of 32% from 2001 to 2002. This decrease was primarily due to a 49% decrease in unit sales, which was attributable to the continued slowdown in network management capital spending in many large enterprises as a result of the economic downturn, offset by an increase in the average selling price of 28% attributable to the sale of our higher-end probes. It is unknown what effect the tight capital spending controls in the U.S. and abroad will continue to have on this economic downturn and what impact, if any, it will have on our future product revenue results.

Service. Service revenues were $21.1 million and $18.5 million for the fiscal years ended March 31, 2002 and 2001, respectively, representing an increase of 14% from 2001 to 2002. This increase was primarily due to an increase in the number of customer support agreements attributable to new product sales generated in recent reporting periods combined with continued renewals of customer support agreements from our continually-expanding installed base.

License and royalty. License and royalty revenues were $9.6 million and $13.8 million for the fiscal years ended March 31, 2002 and 2001, respectively, representing a decrease of 30% from 2001 to 2002. This decrease corresponded with the continued slowdown in network management capital spending as a result of the economic downturn. It is unknown what effect the tight capital spending controls in the U.S. and abroad will continue to have on this economic downturn and what impact, if any, it will have on our future license and royalty revenue results.

Cost of Revenue and Gross Margin

Product. Cost of product revenue consists primarily of components, personnel costs, media duplication, manuals, packaging materials, licensed technology fees and overhead. Cost of product revenue was $18.5 million and $25.7 million for the fiscal years ended March 31, 2002 and 2001, respectively, representing a decrease of 28% from 2001 to 2002. This decrease corresponds with the 32% decrease in product revenue attributable to the overall current slowdown in network management capital spending in many large enterprises as a result of the economic downturn. Product gross margins were 64% and 66% for the fiscal years ended March 31, 2002 and 2001, respectively. The decrease in gross margins was mainly caused by an increase in fixed manufacturing costs, which was allocated over the decreased number of units sales during the fiscal year.

Service. Cost of service revenue consists primarily of personnel costs, material and consulting costs. Cost of service revenues were $3.6 million and $3.5 million for the fiscal years ended March 31, 2002 and 2001, respectively, representing an increase of 5% from 2001 to 2002. Service gross margins were 83% and 81% for the fiscal years ended March 31, 2002 and 2001, respectively. This increase in cost was primarily due to an increase in our personnel costs, partially offset by a decrease in consulting costs. While cost of service revenue increased by 5%, service revenue itself increased by 14%, thereby improving our gross margin.

Gross margins were $60.2 million and $78.8 million for the fiscal years ended March 31, 2002 and 2001, respectively, representing a decrease of 24% from 2001 to 2002. Gross margin percentage was 73% for each of the fiscal years ended March 31, 2002 and 2001, respectively. The decrease in margin dollars was primarily due to the decrease in unit sales attributable to the overall current slowdown in network management spending in many large enterprises as a result of the economic downturn. Gross margin is primarily affected by the mix of product, service, license and royalty revenue and by the proportion of sales through direct versus indirect distribution channels. We realize significantly higher gross margins on license and royalty revenue relative to product and service revenue. We typically realize higher gross margins on direct sales relative to indirect distribution channel sales.

Operating Expenses

Research and development. Research and development expenses consist primarily of personnel costs, fees for outside consultants and related costs associated with the development of new products and the enhancement of existing products. Research and development expenses were $19.8 million and $15.4 million for the fiscal years ended March 31, 2002 and 2001, respectively, representing an increase of 29% from 2001 to 2002. This increase was primarily due to a 33% increase in personnel costs from 2001 to 2002, attributable to the acquisition of NextPoint, the impact of a full year of personnel costs related to employees hired during fiscal year 2001 and the reclassification of certain job functions. In addition there was a 40% increase of stock-based compensation charges related to the NextPoint acquisition from 2001 to 2002. We anticipate that we will decrease research and development expenses in absolute dollars in the near future as we continue to maintain tight spending controls during the current economic downturn. We will continue to monitor the economic situation and will resume growth of our development investment once we again achieve revenue and profit growth.

Sales and marketing. Sales and marketing expenses consist primarily of personnel costs and costs associated with marketing programs such as trade shows, seminars, advertising and new product launch activities. Sales and marketing expenses were $36.0 million and $40.0 million for the fiscal years ended March 31, 2002 and 2001, respectively, representing a decrease of 10% from 2001 to 2002. This decrease was primarily due to a 60% decrease in marketing programs spending and a decrease in travel expenses by 15% as a result of a concerted expense control program and a decline in recruiting expenses of 79% from 2001 to 2002. We anticipate that we will commit additional resources to sales and marketing in the future and that sales and marketing expenses will increase in absolute dollars year over year in our continued effort to promote revenue growth and NetScout name recognition.

General and administrative. General and administrative expenses consist primarily of personnel costs for executive, financial, information services and human resource employees. General and administrative expenses were $8.1 million and $8.4 million for the fiscal years ended March 31, 2002 and 2001, respectively, representing a decrease of 3% from 2001 to 2002. This decrease was primarily due to a 6% decrease in personnel costs from 2001 to 2002. We anticipate that we will decrease general and administrative expenses in absolute dollars in the near future as we continue to maintain tight spending controls during the current economic downturn. We will continue to monitor the economic situation and reevaluate spending once the economy improves.

Amortization of goodwill and other intangible assets. Amortization of goodwill and other intangible assets was $10.5 million and $7.9 million for the fiscal years ended March 31, 2002 and 2001, respectively, due to the acquisition of NextPoint in the beginning of the second quarter of fiscal year 2001. With the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective April 1, 2002, goodwill and the un-amortized assembled workforce intangible asset will no longer be subject to amortization.

In-process research and development. In-process research and development ("IPR&D") was $268,000 for the fiscal year ended March 31, 2001 due to the acquisition of NextPoint. A portion of the purchase price was allocated to acquired IPR&D and completed technology. Completed technology and IPR&D were identified and valued through interviews and analysis of data regarding products under development. Developmental projects that had reached technological feasibility were classified as completed technology. Projects that had not reached technological feasibility and had no future alternative uses were classified as IPR&D and charged as an expense on the day of the acquisition. The value of IPR&D was determined considering the project's stage of completion, the time and resources needed for completion, the contribution of core technology and the projected discounted cash flows of completed products. The discount rate was determined considering weighted average cost of capital and the risk surrounding the successful completion of the projects under development.

Interest income, net. Interest income, net of interest expense, was $1.9 million and $3.9 million for the fiscal years ended March 31, 2002 and 2001, respectively, representing a decrease of 51% from 2001 to 2002. This decrease was primarily due to lower market interest rates on cash equivalents and marketable securities.

Provision for (benefit from) income taxes. The provision for (benefit from) income taxes was ($927,000) and $7.0 million for the fiscal years ended March 31, 2002 and 2001, respectively, as a result of lower taxable income.

Net income (loss). Net income (loss) was ($11.4) million and $3.7 million for the fiscal years ended March 31, 2002 and 2001, respectively. The net decrease in net income year over year was primarily the result of lower revenues attributable to the overall slowdown in network management capital spending in many large enterprises as a result of the economic downturn and to a lesser degree higher amortization of goodwill and other intangible assets and stock-based compensation expense related to the timing of the acquisition of NextPoint. Pro forma net income, excluding non-cash amortization of goodwill and other intangible assets of $10.5 million and $8.2 million for the years ended March 31, 2002 and 2001, respectively, and stock-based compensation of $2.3 million and $1.8 million for the years ended March 31, 2002 and 2001, respectively, was $1.4 million and $13.7 million for the years ended March 31, 2002 and 2001, respectively.

FISCAL YEARS ENDED MARCH 31, 2001 AND 2000

Revenue

Total revenues were $108.0 million and $86.2 million for the fiscal years ended March 31, 2001 and 2000, respectively, representing an increase of 25% from 2000 to 2001.

Product. Product revenues were $75.7 million and $57.2 million for the fiscal years ended March 31, 2001 and 2000, respectively, representing an increase of 32% from 2000 to 2001. This increase was primarily due to a 26% increase in average selling price attributable to the sale of our higher-end probes.

Service. Service revenues were $18.5 million and $12.8 million for the fiscal years ended March 31, 2001 and 2000, respectively, representing an increase of 45% from 2000 to 2001. This increase was primarily due to an increase in the number of support agreements attributable to new product sales.

License and royalty. License and royalty revenues were $13.8 million and $16.2 million for the fiscal years ended March 31, 2001 and 2000, respectively, representing a decrease of 15% from 2000 to 2001. This decrease was due to a transition in a specific product line from one of our partners.

Cost of Revenue and Gross Margin

Product. Cost of product revenue was $25.7 million and $21.1 million for the fiscal years ended March 31, 2001 and 2000, respectively, representing an increase of 22% from 2000 to 2001. This increase was primarily due to a 12% increase in the average cost per unit attributable to the sale of our higher end probes. Product gross margins were 66%

and 63% for the fiscal years ended March 31, 2001 and 2000, respectively. This increase was primarily due to an increase in software sales, which have higher margins.

Service. Cost of service revenues were $3.5 million and $1.7 million for the fiscal years ended March 31, 2001 and 2000, respectively, representing an increase of 101% from 2000 to 2001. Service gross margins were 81% and 87% for the fiscal years ended March 31, 2001 and 2000, respectively. This increase in cost and decrease in margins was primarily due to an increase in material and consulting costs to support our increased installed customer base.

Gross margins were $78.8 million and $63.3 million for the fiscal years ended March 31, 2001 and 2000, respectively, representing an increase of 24% from 2000 to 2001. Gross margin percentage was 73% for each of the fiscal years ended March 31, 2001 and 2000, respectively. Gross margin is primarily affected by the mix of product, service, license and royalty revenue and by the proportion of sales through direct versus indirect distribution channels. We realize significantly higher gross margins on license and royalty revenue relative to product and service revenue. We typically realize higher gross margins on direct sales relative to indirect distribution channel sales. This increase was primarily due to an increase in the sale of our higher end probes.

Operating Expenses

Research and development. Research and development expenses were $15.4 million and $9.5 million for the fiscal years ended March 31, 2001 and 2000, respectively, representing an increase of 62% from 2000 to 2001. This increase was primarily due to a 47% increase in personnel costs from 2000 to 2001 and the addition of stock-based compensation charges related to the NextPoint acquisition.

Sales and marketing. Sales and marketing expenses were $40.0 million and $27.9 million for the fiscal years ended March 31, 2001 and 2000, respectively, representing an increase of 43% from 2000 to 2001. This increase was primarily due to a 51% increase in sales and marketing personnel costs from 2000 to 2001, an increase in certain personnel related expenses and to a lesser degree a 21% increase in marketing programs from 2000 to 2001.

General and administrative. General and administrative expenses were $8.4 million and $4.6 million for the fiscal years ended March 31, 2001 and 2000, respectively, representing an increase of 81% from 2000 to 2001. This increase was primarily due to a 51% increase in personnel costs from 2000 to 2001 and to a lesser degree an increase in expenses for ongoing operations from 2000 to 2001.

Amortization of goodwill and other intangible assets. Amortization of goodwill and other intangible assets was $7.9 million for the fiscal year ended March 31, 2001 due to the acquisition of NextPoint.

In-process research and development. In-process research and development ("IPR&D") was $268,000 for the fiscal year ended March 31, 2001 due to the acquisition of NextPoint. A portion of the purchase price was allocated to acquired IPR&D and completed technology. Completed technology and IPR&D were identified and valued through interviews and analysis of data regarding products under development. Developmental projects that had reached technological feasibility were classified as completed technology. Projects that had not reached technological feasibility and had no future alternative uses were classified as IPR&D and charged as an expense on the day of the acquisition. The value of IPR&D was determined considering the project's stage of completion, the time and resources needed for completion, the contribution of core technology and the projected discounted cash flows of completed products. The discount rate was determined considering weighted average cost of capital and the risk surrounding the successful completion of the projects under development.

Interest income, net. Interest income, net of interest expense, was $3.9 million and $2.6 million for the fiscal years ended March 31, 2001 and 2000, respectively, representing an increase of 54% from 2000 to 2001. This increase was primarily due to an increase in our cash balances related to cash generated by operations offset by cash used to acquire NextPoint.

Provision for income taxes. The provision for income taxes was $7.0 million and $8.5 million for the fiscal years ended March 31, 2001 and 2000, respectively, representing a decrease of 18% from 2000 to 2001. NetScout's effective tax rate increased to 65% for the fiscal year ended March 31, 2001 from 36% for the fiscal year ended March 31, 2000 as a result of non-deductible amortization of goodwill and stock-based compensation expense related to the acquisition of NextPoint.

Net income. Net income was $3.7 million and $15.2 million for the fiscal years ended March 31, 2001 and 2000, respectively, representing a decrease of 76% from 2000 to 2001. This decrease was primarily the result of amortization of goodwill and other intangible assets and stock-based compensation related to the acquisition of NextPoint. Pro forma net income, excluding non-cash amortization of goodwill and other intangible assets of $8.2 million for the year ended March 31, 2001 and stock-based compensation expense of $1.8 million and $442,000 for the years ended March 31, 2001 and 2000, respectively, and using a 34% effective tax rate, was $13.7 million and $15.7 million for the fiscal years ended March 31, 2001 and 2000, respectively, representing a 13% decrease from 2000 to 2001. This was primarily due to revenue growth offset by additional operating expense resulting from the acquisition of NextPoint.

CONTRACTUAL OBLIGATIONS

As of March 31, 2002, we had the following current contractual obligations (in thousands):

	Non-cancelable Lease Commitments	Inventory	Total
2003	$ 3,456	$ 888	$ 4,344
2004	3,253	—	3,253
2005	3,147	—	3,147
2006	3,138	—	3,138
2007	3,138	—	3,138
Remaining years	20,246	—	20,246
Total contractual obligations	$ 36,378	$ 888	$ 37,266

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2002, we had $19.3 million in cash and cash equivalents, $44.8 million in short-term marketable securities and $5.1 million in long-term marketable securities, together totaling to $69.3 million. We have a line of credit with a bank, which allows us to borrow up to $10.0 million for working capital purposes and to obtain letters of credit. The line of credit expires in March 2003. Amounts available under the line of credit are a function of eligible accounts receivable and bear interest at the bank's prime rate. As of March 31, 2002, we had letters of credit outstanding under the line aggregating $3.2 million. The bank line of credit is secured by our inventory and accounts receivable.

Cash provided by operating activities was $15.3 million, $17.7 million, and $13.7 million for the fiscal years ended March 31, 2000, 2001 and 2002, respectively. In fiscal year 2000, cash provided by operating activities was primarily derived from net income and to a lesser degree an increase in depreciation and amortization, accrued compensation and other expenses and deferred revenue. This was partially offset by increases in accounts receivable, prepaids and other assets, and refundable income taxes and a decrease in accounts payable. In fiscal year 2001, cash provided by operating activities was primarily derived by net income and increases in depreciation and amortization, amortization of goodwill and other intangible assets, deferred revenue and compensation expense associated with equity awards. This was partially offset by an increase in inventories. In fiscal year 2002, cash provided by operating activities was primarily derived from increases in depreciation and amortization and amortization of goodwill and other intangible assets, decreases in inventories and increases in deferred revenue, accrued compensation and other expenses and compensation associated with equity awards. These are offset by a decrease in accounts payable, deferred income taxes and increases in accounts receivable and other assets.

Cash used in investing activities was $24.2 million, $11.3 million and $51.1 million for the fiscal years ended March 31, 2000, 2001 and 2002, respectively. In fiscal year 2000, cash used in investing activities was primarily due to the purchase of marketable securities and, to a lesser degree, the purchase of fixed assets. For fiscal year 2001, cash used in investing activities reflects cash paid for the acquisition of NextPoint, the purchase of marketable securities and the purchase of fixed assets largely offset by the proceeds from the maturity of marketable securities. For fiscal year 2002, cash used in investing activities reflects the purchase of marketable securities and the purchase of fixed assets offset by the proceeds from the maturity of marketable securities.

Cash provided by financing activities was $32.0 million, $1.5 million and $426,000 for the fiscal years ended March 31, 2000, 2001 and 2002, respectively. For fiscal year 2000, cash provided by financing activities was due to the initial public offering proceeds. For fiscal year 2001, cash provided by financing activities was due to proceeds from the issuance of common stock partially offset by the repayment of notes payables assumed with the acquisition of NextPoint. For fiscal year 2002, cash provided by financing activities was due to proceeds from the issuance of common stock offset by the purchase of treasury stock.

We believe that our current cash balances and the cash flows generated by operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If demand for our product were to decrease substantially there could be a material effect on our ability to generate cash flow sufficient for our short-term working capital and expenditure needs. If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or convertible debt securities. The sale of additional equity or debt securities could result in additional dilution to our stockholders. A portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we evaluate potential acquisitions of such businesses, products or technologies.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment and that intangible assets other than goodwill be amortized over their useful lives. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and will be adopted by the Company, as required, in the first quarter of fiscal year 2003. On April 1, 2002, NetScout reclassified the remaining un-amortized assembled workforce intangible asset to goodwill and ceased amortization of goodwill. NetScout does not expect that the adoption of SFAS No. 142 will have a significant impairment impact on its consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective March 2003. SFAS No. 143 addresses the financial reporting for obligations and retirement costs relating to the retirement of tangible long-lived assets. NetScout does not expect that the adoption of SFAS No. 143 will have a significant impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective March 1, 2002. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." NetScout does not expect that the adoption of SFAS No. 144 will have a significant impact on its consolidated financial statements.

CERTAIN FACTORS WHICH MAY AFFECT FUTURE RESULTS

Our operating results and financial condition have varied in the past and may in the future vary significantly depending on a number of factors. Except for the historical information in this report, the matters contained in this report include forward-looking statements that involve risks and uncertainties. The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report and could have a material adverse effect on our business, results of operations and financial condition: a reduction in orders from customers of Cisco Systems, Inc., a termination of our strategic relationship with Cisco, fluctuation of quarterly operating results, the inability to expand our sales force and to manage our indirect distribution channels and international operations, failure to introduce new products and enhance our existing products, our reliance on sole source suppliers, competition from other technology companies, decreased growth in the market for and the commercial acceptance of network management solutions, failure to properly manage growth, loss of key personnel, inability to hire and retain skilled personnel, inability to protect our intellectual property rights, errors being contained in our products, price decreases in our common stock due to market volatility, continued tight spending in technology products, including Network Performance Management Products and continuation or worsening of economic conditions, generally and in the technology industry specifically. For a more detailed description of the risk factors associated with the Company, please refer to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2002, on file with the Securities and Exchange Commission.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We consider all highly liquid marketable securities purchased with a maturity of three months or less to be cash equivalents and those with maturities greater than three months are considered to be marketable securities. Cash equivalents and short-term marketable securities are stated at cost plus accrued interest, which approximates fair value. Long-term marketable securities are stated at fair value based on quoted market prices. Cash equivalents and marketable securities consist primarily of money market instruments and U.S. Treasury bills. We currently do not hedge interest rate exposure, but do not believe that a fluctuation in interest rates would have a material effect on the value of our cash equivalents.

The Company's primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. The Company's exposure to interest rates based on outstanding debt has been and is expected to continue to be modest due to the fact that although the Company currently has a $10.0 million line of credit with $3.2 million of letters of credit secured against it, it has no amounts outstanding under the line and no other outstanding interest-bearing debt. The Company's exposure to currency exchange rate fluctuations has been and is expected to continue to be modest. The impact of currency exchange rate movements on inter-company transactions was immaterial for the twelve months ended March 31, 2002. Currently, the Company does not engage in foreign currency hedging activities.

Effective January 1, 2002 there is a single currency within certain countries of the European Union, known as the Euro, and one organization, the European Central Bank, responsible for setting European monetary policy. We have reviewed the impact the Euro has on our business and whether this gives rise to a need for significant changes in our commercial operations or treasury management functions. Because our transactions are denominated in U.S. dollars, we do not believe that the Euro conversion or any other currency exchange will have any material effect on our business, financial condition or results of operations.

PRICE RANGE OF COMMON STOCK

The Company completed its initial public offering on August 17, 1999 at a price of $11.00 per share. Since that time, the Company's common stock has traded on the Nasdaq National Market under the symbol NTCT. The following table sets forth, for the periods indicated, the high and low closing sales prices for the common stock. Such information reflects inter-dealer price, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter Ended	High	Low
June 30, 2000	$ 17.00	$ 10.81
September 30, 2000	$ 23.75	$ 13.13
December 31, 2000	$ 24.38	$ 10.00
March 31, 2001	$ 15.69	$ 4.66
June 30, 2001	$ 9.66	$ 4.25
September 30, 2001	$ 6.40	$ 3.30
December 31, 2001	$ 11.89	$ 3.80
March 31, 2002	$ 9.70	$ 6.63

As of June 14, 2002 there were approximately 4,435 stockholders of record of the Company's common stock.

DIVIDEND POLICY

In fiscal years 2001 and 2002, we did not declare any cash dividends and do not anticipate declaring cash dividends in the foreseeable future. In addition, the terms of our bank loan agreement prohibit the payment of cash dividends on our capital stock. It is our intention to retain all future earnings for reinvestment to fund our expansion and growth. Any future cash dividend declaration will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, general financial conditions, capital requirements, and general business conditions.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of NetScout Systems, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible common stock and stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of NetScout Systems, Inc. and its subsidiaries at March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ending March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
April 19, 2002

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	March 31, 2001	March 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 56,372	$ 19,332
Marketable securities	5,010	44,849
Accounts receivable, net of allowance for doubtful accounts of $348 and $455 at March 31, 2001 and 2002, respectively	11,753	12,932
Inventories	8,653	3,698
Refundable income taxes	2,412	—
Deferred income taxes	1,374	1,293
Prepaids and other current assets	3,126	2,876
Total current assets	88,700	84,980
Fixed assets, net	6,937	8,628
Goodwill and other intangible assets, net	41,549	30,199
Deferred income taxes	4,894	7,617
Long-term marketable securities	—	5,084
Other assets	—	790
Total assets	$ 142,080	$ 137,298
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,220	$ 2,456
Accrued compensation	5,013	5,775
Accrued other	1,749	2,715
Income taxes payable	—	542
Deferred revenue	10,053	13,103
Total current liabilities	21,035	24,591
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $0.001 par value: 5,000,000 shares authorized; no shares issued or outstanding at March 31, 2001 and 2002	—	—
Common stock, $0.001 par value: 150,000,000 shares authorized; 33,498,240 and 33,787,262 shares issued and 29,520,986 and 29,686,008 shares outstanding at March 31, 2001 and 2002, respectively	33	34
Additional paid-in capital	106,354	107,529
Deferred compensation	(3,409)	(1,063)
Treasury stock	(25,306)	(25,755)
Retained earnings	43,373	31,962
Total stockholders' equity	121,045	112,707
Total liabilities and stockholders' equity	$ 142,080	$ 137,298

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

in thousands, except share and per share data

	Year ended March 31,		
	2000	2001	2002
Revenue:			
Product	$ 57,206	$ 75,673	$ 51,583
Service	12,804	18,506	21,102
License and royalty	16,149	13,772	9,599
Total revenue	86,159	107,951	82,284
Cost of revenue:			
Product (including stock-based compensation of $2, $1 and $1, respectively)	21,139	25,737	18,465
Service (including stock-based compensation of $39, $9 and $8, respectively)	1,718	3,453	3,628
Total cost of revenue	22,857	29,190	22,093
Gross margin	63,302	78,761	60,191
Operating expenses:			
Research and development (including stock-based compensation of $120, $1,577 and $2,193, respectively)	9,526	15,424	19,841
Sales and marketing (including stock-based compensation of $266, $236 and $109, respectively)	27,945	39,985	36,017
General and administrative (including stock-based compensation of $15, $11 and $7, respectively)	4,631	8,382	8,107
Amortization of goodwill and other intangible assets	—	7,892	10,483
In-process research and development	—	268	—
Total operating expenses	42,102	71,951	74,448
Income (loss) from operations	21,200	6,810	(14,257)
Interest income	2,582	3,951	1,964
Interest expense	(31)	(28)	(45)
Income (loss) before provision for (benefit from) income taxes	23,751	10,733	(12,338)
Provision for (benefit from) income taxes	8,539	7,027	(927)
Net income (loss)	$ 15,212	$ 3,706	$ (11,411)
Basic net income (loss) per share	$ 0.70	$ 0.13	$ (0.39)
Diluted net income (loss) per share	$ 0.56	$ 0.12	$ (0.39)
Shares used in computing:			
Basic net income (loss) per share	21,750,205	28,487,317	29,533,081
Diluted net income (loss) per share	26,946,046	29,726,284	29,533,081

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE COMMON STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

in thousands, except share and per share data

	Class B Redeemable Convertible Common Stock		Series A Convertible Preferred Stock	
	Shares	Amount	Shares	Amount
Balance, March 31, 1999	6,977,254	$ 44,161	631,579	$ 5,964
Conversion of issued shares into common stock	(6,977,254)	(44,161)	(631,579)	(5,964)
Issuance of common stock pursuant to exercise of options				
Issuance of common stock pursuant to employee stock purchase plan				
Amortization of deferred compensation				
Reversal of deferred compensation upon termination of employees				
Issuance of common stock upon NetScout's initial public offering, net of offering costs				
Tax benefits of disqualifying dispositions of stock options				
Net income				
Balance, March 31, 2000	—	—	—	—
Issuance of common stock pursuant to exercise of options				
Issuance of common stock pursuant to employee stock purchase plan				
Issuance of common stock, options and warrants for the acquisition of NextPoint				
Issuance of common stock pursuant to exercise of warrants				
Amortization of deferred compensation				
Reversal of deferred compensation upon termination of employees				
Tax benefits of disqualifying dispositions of stock options				
Net income				
Balance, March 31, 2001	—	—	—	—
Issuance of common stock pursuant to exercise of options				
Issuance of common stock pursuant to employee stock purchase plan				
Amortization of deferred compensation				
Reversal of deferred compensation upon termination of employees				
Tax benefits of disqualifying dispositions of stock options				
Repurchases of common stock as treasury				
Net loss				
Balance, March 31, 2002	—	$ —	—	$ —

The accompanying notes are part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE COMMON STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

in thousands, except share and per share data

Common Stock								
Voting		Non-Voting						Total
Shares	Par Value	Shares	Par Value	Additional Paid in Capital	Deferred Compensation	Treasury Stock	Retained Earnings	Stockholders' Equity (deficit)
16,000,000	$ 16	4,035,858	$ 4	$ 2,143	$ (1,312)	$ (44,394)	$ 24,455	$ (13,124)
13,624,678	14	(4,121,108)	(4)	50,115				44,161
1,051,056	1	85,250	—	2,094				2,095
21,963	—			313				313
					442			442
				(234)	234			—
				10,486		19,088		29,574
				2,449				2,449
							15,212	15,212
30,697,697	31	—	—	67,366	(636)	(25,306)	39,667	81,122
636,119	—			2,313				2,313
53,985	—			397				397
2,099,120	2			34,615	(4,961)			29,656
11,319	—							—
					1,834			1,834
				(354)	354			—
				2,017				2,017
							3,706	3,706
33,498,240	33	—	—	106,354	(3,409)	(25,306)	43,373	121,045
247,568	1			698				699
41,454	—			176				176
					2,318			2,318
				(28)	28			—
				329				329
						(449)		(449)
							(11,411)	(11,411)
33,787,262	$ 34	—	$ —	$ 107,529	$ (1,063)	$ (25,755)	$ 31,962	$112,707

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands, except share and per share data

	Year ended March 31, 2000	2001	2002
Cash flows from operating activities:			
Net income (loss)	$ 15,212	$ 3,706	$ (11,411)
Adjustments to reconcile net income (loss) to cash provided by operating activities, net of effects of the acquisition of NextPoint:			
Depreciation and amortization	2,936	4,101	4,457
Amortization of goodwill and other intangible assets	—	7,892	10,483
In-process research and development	—	268	—
Loss on disposal of fixed assets	49	138	70
Compensation expense associated with equity awards	442	1,834	2,318
Deferred income taxes	(104)	(21)	(1,729)
Changes in assets and liabilities:			
Accounts receivable	(3,840)	(150)	(1,179)
Inventories	34	(5,522)	4,955
Refundable income taxes	(1,682)	1,504	2,695
Prepaids and other current assets	(2,907)	719	250
Other assets	—	—	(790)
Accounts payable	(1,156)	1,002	(1,764)
Accrued compensation and other expenses	3,866	(820)	1,728
Income taxes payable	—	—	542
Deferred revenue	2,428	3,043	3,050
Net cash provided by operating activities	15,278	17,694	13,675
Cash flows from investing activities:			
Purchase of marketable securities	(23,807)	(23,587)	(88,008)
Proceeds from maturity of marketable securities	2,000	40,384	43,085
Proceeds from notes receivable-stockholders	2,000	—	—
Purchase of fixed assets	(4,415)	(4,878)	(6,218)
Cash paid for acquisition of NextPoint, net of cash received	—	(23,248)	—
Net cash used in investing activities	(24,222)	(11,329)	(51,141)
Cash flows from financing activities:			
Proceeds from issuance of common stock	31,982	2,710	875
Repurchase of common stock as treasury stock	—	—	(449)
Repayment of notes payable	—	(1,218)	—
Net cash provided by financing activities	31,982	1,492	426
Net increase (decrease) in cash and cash equivalents	23,038	7,857	(37,040)
Cash and cash equivalents, beginning of year	25,477	48,515	56,372
Cash and cash equivalents, end of year	$ 48,515	$ 56,372	$ 19,332
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 5	$ 24	$ 5
Cash paid for income taxes	8,376	5,737	391
Non-cash financing activities:			
Tax benefits of disqualifying dispositions of stock options	$ 2,449	$ 2,017	$ 329

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except share and per share data)

1. NATURE OF BUSINESS

NetScout Systems, Inc. ("NetScout") designs, develops, manufactures, markets, sells and supports a family of integrated products that enable optimization of the performance and cost management of complex, high-speed networks, including their ability to efficiently deliver critical business applications and content to end-users. NetScout manufactures and markets these products in an integrated hardware and software solution suite that is used by enterprise and service provider businesses worldwide. NetScout manages its business as a single operating segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of NetScout and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include revenue recognition, allowances for doubtful accounts, valuation of inventories, and valuation of long-lived assets. These items are continuously monitored and analyzed by management for changes in facts and circumstances and material changes in these estimates could occur in the future.

Cash, Cash Equivalents and Marketable Securities

We consider all highly liquid investments purchased with a maturity of three months or less to be cash equivalents and those with maturities greater than three months are considered to be marketable securities. Cash equivalents and short-term marketable securities are stated at cost plus accrued interest, which approximates fair value. Long-term marketable securities are stated at fair value based on quoted market prices. Cash equivalents and marketable securities consist primarily of money market instruments and U.S. Treasury bills.

Cash, cash equivalents and marketable securities consist of the following:

	March 31,	
	2001	2002
Cash	$ 6,380	$ 12,493
Cash equivalents	49,992	6,839
Marketable securities		
– short-term	5,010	44,849
– long-term	—	5,084
	$ 61,382	$ 69,265

NetScout accounts for its investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the provision of SFAS No. 115, NetScout has classified its investments as "available-for-sale" and associated unrealized gains or losses are recorded as a separate component of stockholders' equity until realized. At March 31, 2001 and 2002, any unrealized gains or losses were not significant.

At March 31, 2002 and periodically throughout the year, NetScout has maintained cash balances in various operating accounts in excess of federally insured limits. NetScout limits the amount of credit exposure with any one financial institution by evaluating the creditworthiness of the financial institutions with which it invests.

Revenue Recognition

Product revenue consists of sales of hardware products and licensing software products. Product revenue is recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is reasonably assured. Revenue is recorded net of estimated product returns, which is based upon our return policy, sales agreements, management estimates of potential future product returns related to current period revenue, current economic trends, changes in our customer composition and historical experience. If our judgments and estimates relating to the product returns prove to be inadequate, our financial results could be materially adversely affected in future periods.

Service revenue consists primarily of fees from customer support agreements, consulting and training. NetScout generally provides three months of software support and 12 months of hardware support as part of product sales. Revenue from software support is deferred and recognized ratably over the three-month support period. Revenue from hardware support is deferred and recognized ratably over the 12-month support period. In addition, customers can elect to purchase extended support agreements, typically for 12-month periods. Revenue from these agreements is deferred and recognized ratably over the support period. Revenue from consulting and training is recognized as the work is performed.

For multi-element arrangements, each element of the arrangement is analyzed and a portion of the total fee under the arrangement is allocated to the undelivered elements, primarily support agreements and training, using vendor objective evidence of fair value of the element and the remaining portion of the fee is allocated to the delivered elements (i.e. generally, hardware products and licensed software products), regardless of any separate prices stated within the contract for each element, under the residual method. Vendor objective evidence of fair value is based on the price customers pay when the element is sold separately.

License and royalty revenue consists primarily of royalties paid under license agreements by original equipment manufacturers who incorporate components of our data collection technology into their own products or who reproduce and sell our software products. License revenue is recognized when delivery has occurred and when we become contractually entitled to receive license fees, provided that such fees are fixed or

(In thousands, except share and per share data)

determinable and collection is probable. Royalty revenue is recognized based upon product shipment by the license holder.

Concentration of Credit Risk and Significant Customers

Management believes its credit policies are prudent and reflect normal industry terms and business risk. In addition, NetScout maintains reserves for potential credit losses, and such losses historically have been minimal and within management's expectations. At March 31, 2001 and 2002, one customer accounted for approximately 15% and 8%, respectively, of NetScout's accounts receivable. Historically, NetScout has not experienced any significant non-performance by our customers nor do we anticipate non-performance by our customers in the future and, accordingly, do not require collateral from our customers.

One customer accounted for approximately 50%, 51% and 32% of NetScout's total revenue during the fiscal years ended March 31, 2000, 2001 and 2002, respectively.

Financial Instruments

The carrying value of NetScout's financial instruments, which include cash and cash equivalents, short-term marketable securities, accounts receivable, accounts payable and accrued expenses approximate their fair values due to their short-term maturities. Long-term marketable securities are stated at fair value based on quoted market prices.

Inventories and Concentrations of Suppliers

Inventories are stated at the cost. Cost is determined by using the first-in, first-out ("FIFO") method.

NetScout purchases the majority of its product components from a limited number of vendors. Although the supply sources are concentrated, management believes that the nature of its business requires sourcing and marketing products from the limited number of vendors who have expertise in manufacturing the components for our products. A change in or loss of one or more of these vendors could cause a delay in filling customer orders and a possible loss of sales, which could adversely affect results of operations.

Fixed Assets

Fixed assets are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term. Gains and losses upon asset disposal are recognized in the year of disposition. Expenditures for replacements and building improvements are capitalized, while expenditures for maintenance and repairs are charged against earnings as incurred.

Goodwill and Other Intangible Assets

In July 2000, in connection with the acquisition of NextPoint Networks, Inc. ("NextPoint"), NetScout recorded goodwill and other intangible assets using the purchase method. Other intangible assets consists of customer base, assembled workforce, and completed technology. Until March 31, 2002, all goodwill and other intangible assets were amortized on a straight-line basis over a period of two to five years. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", on April 1, 2002, NetScout reclassified the remaining un-amortized assembled workforce intangible asset of $69 to goodwill and ceased amortization of goodwill of $28,770.

Impairment of Long-Lived Assets

NetScout regularly performs reviews on the carrying value of our long-term assets to determine if any impairment is present. Recoverability is measured by the carrying costs of the asset against any undiscounted future net cash flow projections expected to be generated by the asset. If the asset is considered to be impaired, the impairment is the excess carrying value over the fair market value of the asset. Management considers historical product demand, current economic trends, customer buying patterns, customer credit-worthiness and expected revenue projections when estimating expected future cash flows. At March 31, 2001 and 2002, long-lived assets, including goodwill and other intangible assets, were determined not to be impaired.

Research and Development and Computer Software Development Costs

Costs incurred in the research and development of NetScout's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to establishment of technological feasibility (as defined by SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed") and capitalized thereafter. No software development costs were capitalized during the fiscal years ended March 31, 2000, 2001 and 2002, since costs incurred subsequent to establishment of technological feasibility were not material to NetScout's financial position or results of operations.

Accounting for Stock-Based Compensation

NetScout accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. NetScout has adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for disclosure only of pro forma net income (loss) (Note 10). All stock-based awards to non-employees are accounted for using the fair value method in accordance with SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Advertising Expense

NetScout recognizes advertising expense as incurred. Advertising expense was approximately $973, $1,153 and $168 for the years ended March 31, 2000, 2001 and 2002, respectively.

Other Comprehensive Income

Other comprehensive income consists of unrealized gains and losses

(In thousands, except share and per share data)

on marketable securities and foreign currency translation adjustments. Other comprehensive income does not materially affect net income (loss) for the years ended March 31, 2000, 2001 and 2002.

Income Taxes

NetScout accounts for income taxes under the liability method. Under the liability method, deferred assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The provision for income taxes is comprised of the current tax liability and the change in deferred tax assets and liabilities. A valuation allowance is established to the extent that it is more likely than not that deferred tax assets will not be recoverable against future taxable income. NetScout does not have a valuation allowance against its net deferred tax assets at March 31, 2001 and 2002.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to repurchase. Diluted net income per share for fiscal years ended March 31, 2000 and 2001 is computed by dividing net income by the sum of the weighted average number of shares of common stock outstanding during the period and the weighted average number of potential common stock from the assumed exercise of stock options and reserved shares of common stock subject to repurchase using the "treasury stock" method for all periods presented and the assumed conversion of the Series A preferred stock and the Class B convertible common stock in fiscal year 2000. Diluted net loss per share for fiscal year ended March 31, 2002 is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to repurchase.

Reclassifications

Certain prior years' financial statement items have been reclassified to conform to the current year's presentation.

Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's impairment and that intangible assets other than goodwill be amortized over their useful lives. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, and will be adopted by the Company, as required, in the first quarter of fiscal year 2003. On April 1, 2002, NetScout reclassified the remaining un-amortized assembled workforce intangible asset to goodwill and ceased amortization of goodwill. NetScout does not expect that the adoption of SFAS No. 142 will have a significant impairment impact on its consolidated financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective March 2003. SFAS No. 143 addresses the financial reporting for obligations and retirement costs relating to the retirement of tangible long-lived assets. NetScout does not expect that the adoption of SFAS No. 143 will have a significant impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective March 1, 2002. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." NetScout does not expect that the adoption of SFAS No. 144 will have a significant impact on its consolidated financial statements.

3. INVENTORIES

Inventories consist of the following:

	March 31, 2001	March 31, 2002
Raw materials	$ 5,608	$ 3,108
Work-in process	10	—
Finished goods	3,035	590
	$ 8,653	$ 3,698

4. ACQUISITION

In July 2000, NetScout acquired all of the outstanding common and preferred stock of NextPoint in exchange for 1,831,518 shares of NetScout common stock and $19,600 in cash. NetScout also issued options and warrants exercisable for 298,647 shares of NetScout common stock in exchange for all outstanding options and warrants exercisable for NextPoint common stock. In December 2000, the warrants were exercised in full. The value of the acquisition was $52,551 based on the fair value of the consideration paid plus direct acquisition costs. The acquisition was accounted for using the purchase method. In addition, 267,602 shares of NetScout common stock have been reserved and are being released during a two-year period subsequent to the acquisition to two founding shareholders of NextPoint as they continue employment by NetScout. NetScout recorded $3,981 as deferred compensation related to the reserved shares, which will be amortized to stock-based compensation expense over the two-year period of employment. Accordingly, the results of operations of NextPoint subsequent to July 7, 2000 have been included in NetScout's statements of operations for the fiscal year ended March 31, 2001 and 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

The summary table below, prepared on an unaudited pro forma basis, combines NetScout's results of operations with NextPoint's results of operations as if NextPoint had been acquired as of April 1, 1999 and April 1, 2000 for the twelve months ended March 31, 2000 and 2001, respectively:

	Year ended March 31,	
	2000	2001
Revenue	$ 88,562	$108,975
Net loss	$ (2,419)	$ (2,753)
Basic net loss per share	$ (0.10)	$ (0.09)
Diluted net loss per share	$ (0.10)	$ (0.09)

The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect for the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following:

	Estimated	March 31,	
	Lives	2001	2002
Goodwill	5	$ 45,475	$ 44,608
Completed technology	3	2,166	2,166
Customer base	3	1,100	1,100
Assembled workforce	2	700	700
		49,441	48,574
Less – accumulated amortization		7,892	18,375
		$ 41,549	$ 30,199

In accordance with SFAS No. 142, NetScout reclassified the un-amortized assembled workforce intangible asset to goodwill and ceased amortization of goodwill effective April 1, 2002. Completed technology and customer base will continue to be amortized over the life of the asset as detailed below:

2003	$ 1,088
2004	272
Total	$ 1,360

6. FIXED ASSETS

Fixed assets consist of the following:

	Estimated Useful Life	March 31,	
	in Years	2001	2002
Furniture and fixtures	3-7	$ 966	$ 2,002
Computer equipment and purchased software	3	11,776	13,973
Demonstration and spare part units	2	1,775	1,497
Leasehold improvements	4-12	3,024	3,141
		17,541	20,613
Less - accumulated depreciation and amortization		10,604	11,985
		$ 6,937	$ 8,628

Depreciation and amortization expense on fixed assets for the years ended March 31, 2000, 2001 and 2002 was $2,936, $4,101, and $4,457, respectively.

7. LINE OF CREDIT

At March 31, 2002, NetScout had a revolving line of credit with a bank under which we can borrow up to $10,000 based upon a percentage of eligible accounts receivable. This line of credit expires on March 10, 2003. Borrowings under the line are payable on demand and bear interest at the bank's prime rate. Under the terms of the agreement, NetScout is required to comply with certain restrictive covenants, which require that NetScout maintain minimum amounts of profitability and liquidity. NetScout's accounts receivable and inventory secure the line of credit. NetScout was in compliance with all restrictive covenants at March 31, 2002. No borrowings were outstanding under the line of credit at March 31, 2002 (Note 13).

(In thousands, except share and per share data)

8. NET INCOME (LOSS) PER SHARE

Below is a summary of the shares used in computing basic and diluted net income (loss) per share for the years indicated:

	Year ended March 31,		
	2000	2001	2002
Weighted average number of shares outstanding	21,750,205	28,487,317	29,533,081
Shares attributable to Class B convertible common stock	2,540,631	—	—
Shares attributable to Series A preferred stock	459,955	—	—
Reserved common stock (Note 5)	—	154,202	—
Stock options	2,195,255	1,084,765	—
Shares used in computing diluted net income (loss) per share	26,946,046	29,726,284	29,533,081

The following table sets forth common stock excluded from the calculation of diluted net income (loss) per share since the inclusion would be antidilutive:

	Year ended March 31,		
	2000	2001	2002
Stock options	128,634	1,925,238	4,704,731

9. CAPITAL STOCK

Public Offering

On August 17, 1999, NetScout completed an initial public offering of three million shares of common stock at $11.00 per share. NetScout received net proceeds of approximately $29,600 after deducting $2,300 in underwriting discounts and commissions and $1,100 in other offering expenses.

Treasury Stock

At March 31, 2001 and 2002, 3,977,254 and 4,101,254 shares of common stock were held in treasury, respectively.

On September 17, 2001, NetScout announced an open market stock repurchase program that enables NetScout to purchase up to one million shares of outstanding NetScout common stock, subject to market conditions and other factors. As of March 31, 2002, NetScout has repurchased 124,000 shares under this program.

10. STOCK PLANS

1990 Stock Option Plan

In October 1990, NetScout adopted the 1990 Stock Option Plan. The 1990 Stock Option Plan provides for the granting of incentive and non-qualified stock options to employees, directors and consultants of NetScout. The 1990 Stock Option Plan, as amended, allows for the issuance of options to purchase up to 4,514,666 shares of non-voting common stock. The Board of Directors determines the term of each option, option price, and number of shares for which each option is granted and the rate at which each option is exercisable, generally over four years. The exercise price of incentive stock options shall not be less than 100% of the fair market value of the common stock at the date of grant (110% for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). The term of options granted cannot exceed ten years (five years for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). No additional option grants will be made under the 1990 Stock Option Plan.

1999 Stock Option and Incentive Plan

In April 1999, NetScout adopted the 1999 Stock Option and Incentive Plan (the "1999 Stock Option Plan"). The 1999 Stock Option Plan provides for the grant of stock-based awards to employees, officers and directors, consultants or advisors. Under the 1999 Stock Option Plan, NetScout may grant options that are intended to qualify as incentive stock options, options not intended to qualify as incentive stock options, restricted stock and other stock-based awards. Incentive stock options may be granted only to employees of NetScout. The 1999 Stock Option Plan is administered by the Compensation Committee. Subject to the provisions of the 1999 Stock Option Plan, the Compensation Committee has the authority to select the persons to whom awards are granted and determine the terms of each award, including the number of shares of common stock subject to the award. Options generally vest over four years. The exercise price of incentive stock options shall not be less than 100% of the fair market value of the common stock at the date of grant (110% for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). The term of options granted cannot exceed ten years (five years for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). A total of 4,500,000 shares of common stock were originally reserved for issuance under the 1999 Stock Option Plan. In September 2001, at the annual meeting of stockholders, an additional 5,000,000 shares were approved, for a total of 9,500,000 shares reserved for issuance under the 1999 Stock Option Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share data)

Transactions under the 1990 and 1999 Stock Option Plan during the years ended March 31, 2000, 2001 and 2002 are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding-March 31, 1999	3,086,226	$ 2.85
Granted (weighted average fair value of $13.22 per share	1,430,789	20.95
Exercised	(1,136,306)	1.84
Canceled	(418,825)	7.56
Outstanding-March 31, 2000	2,961,884	11.31
Granted (weighted average fair value of $11.15 per share)	2,588,033	15.55
Assumed in NextPoint acquisition		
(weighted average fair value of $12.23 per share)	273,906	3.97
Exercised	(636,119)	3.65
Canceled	(957,850)	14.87
Outstanding-March 31, 2001	4,229,854	13.78
Granted (weighted average fair value of $4.49 per share)	1,053,425	6.31
Exercised	(247,568)	2.82
Canceled	(330,980)	15.15
Outstanding-March 31, 2002	4,704,731	12.63

NetScout has assumed the stock option plans of NextPoint in connection with the acquisition (Note 4). No additional option grants will be made under the assumed NextPoint stock option plans.

The following tables summarize information about employee options outstanding and exercisable at March 31, 2002:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Weighted Average Number of Shares	Exercise Price
$0.003 to 1.50	176,175	3.9	$ 0.95	175,648	$ 0.95
1.75 to 2.50	206,716	5.5	2.44	201,264	2.45
3.16 to 5.00	306,823	6.8	3.99	253,426	4.03
5.04 to 7.03	824,454	8.9	5.57	202,070	5.86
8.30 to 11.25	649,576	8.9	9.52	135,768	10.36
13.44 to 14.94	1,014,227	8.1	13.98	455,859	14.00
15.13 to 19.25	836,687	8.2	17.39	367,612	17.65
20.50 to 23.13	313,513	8.4	22.04	119,928	22.00
28.94 to 31.83	376,560	7.8	29.51	193,251	29.50
	4,704,731	8.0	12.63	2,104,826	12.11

As of March 31, 2000, 954,892 options were exercisable under the 1990 and 1999 Stock Option Plans. As of March 31, 2001, 1,181,682 options were exercisable under the 1990 and 1999 Stock Option Plan. As of March 31, 2002, there were 5,527,535 shares of common stock available for grant under the 1999 Stock Option Plan.

(In thousands, except share and per share data)

Fair Value Disclosures

As discussed in Note 2, NetScout has adopted SFAS No. 123 for disclosure only of pro forma net income (loss). Had compensation cost for NetScout's option plans been determined based on the fair value at the grant dates, as prescribed in SFAS No. 123, NetScout's net income (loss) and basic and diluted net income (loss) per share on a pro forma basis would have been as follows:

	Year ended March 31,		
	2000	2001	2002
Net income (loss):			
As reported	$15,212	$ 3,706	($11,411)
Pro forma	$13,278	($4,804)	($21,096)
Basic net income (loss) per share:			
As reported	$ 0.70	$ 0.13	($0.39)
Pro forma	$ 0.61	($0.17)	($0.71)
Diluted net income (loss) per share:			
As reported	$ 0.56	$ 0.12	($0.39)
Pro forma	$ 0.49	($0.17)	($0.71)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

1990 AND 1999 STOCK OPTION PLANS

	Year ended March 31,		
	2000	2001	2002
Expected option term for options granted prior to NetScout's initial public offering	5 years	—	—
Expected option term for options granted subsequent to NetScout's initial public offering	4 years	4 years	4 years
Expected option term for options assumed in the acquisition of NextPoint	—	1 to 4 years	—
Weighted average risk-free interest rate	6.2%	6.0%	4.6%
Expected volatility for options granted prior to NetScout's initial public offering	—	—	—
Expected volatility for options granted subsequent to NetScout's initial public offering	100%	100%	100%
Dividend yield	—	—	—

1999 STOCK PURCHASE PLAN

	Year ended March 31,		
	2000	2001	2002
Expected option term for options granted subsequent to NetScout's initial public offering	0.5 years	0.5 years	0.5 years
Weighted average risk-free interest rate	5.1%	5.9%	2.8%
Expected volatility for options granted subsequent to NetScout's initial public offering	100%	100%	100%
Dividend yield	—	—	—
Weighted average fair value	$ 7.23	$ 3.74	$ 10.63

Because additional grants are expected to be made each year and options vest over several years, the above pro forma disclosures are not representative of pro forma effects of reported net income for future years.

In September 1997, NetScout granted 518,000 options to purchase non-voting common stock at $2.50 per share to employees. At the grant date, NetScout estimated the fair value of the common stock to be $3.50 per share. In accordance with APB Opinion No. 25, NetScout recorded $518 of deferred compensation, which will be charged to NetScout's results of operations over the vesting period of the options, generally four years. For the year ended March 31, 2001, $36 of deferred compensation was reversed due to termination of employees and for the years ended March 31, 2000, 2001 and 2002, NetScout recorded $130, $117 and $31 of compensation expense related to these options, respectively.

In February 1999, NetScout granted 305,500 options to purchase non-voting common stock at $6.50 per share to employees. At the grant date, NetScout estimated the fair value of the common stock to be $9.68 per share. In accordance with APB Opinion No. 25, NetScout

(In thousands, except share and per share data)

recorded $968 of deferred compensation, which is being charged to NetScout's results of operations over the vesting period of the options, generally four years. For the years ended March 31, 2000, 2001, and 2002, $234, $134 and $8 of deferred compensation was reversed due to termination of employees and NetScout recorded $242, $123 and $103 of compensation expense related to these options, respectively.

As part of the NextPoint acquisition in July 2000, NetScout recorded $980 of deferred compensation, which is being charged to NetScout's results of operations over the remainder of the vesting periods, generally from one to four years. For the years ended March 31, 2001 and 2002, $184 and $20 of deferred compensation was reversed due to termination of employees and NetScout recorded $201 and $233 of compensation expense related to these options.

Also as part of the NextPoint acquisition, 267,602 shares of NetScout common stock were reserved and are being released during a two-year period subsequent to the acquisition to two founding shareholders of NextPoint as they continue employment at NetScout. NetScout recorded $4.0 million as deferred compensation related to the reserved shares, which will be amortized to stock-based compensation expense over the two-year period of employment. For the years ended March 31, 2001 and 2002, NetScout record $1,393 and $1,951 as compensation expense related to these reserved shares.

Employee Stock Purchase Plan

In April 1999, NetScout adopted the 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan"). The 1999 Purchase Plan is administered by the Compensation Committee. All employees of NetScout whose customary employment is for more than 20 hours per week and for more than three months in any calendar year are eligible to participate in the 1999 Purchase Plan. Employees who would own 5% or more of the total combined voting power or value of NetScout's stock immediately after the grant of the option may not participate in the 1999 Purchase Plan. The 1999 Purchase Plan provides for the issuance of a maximum of 500,000 shares of common stock.

11. RETIREMENT PLAN

In 1996, NetScout established a 401(k) plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, pursuant to which NetScout matches 25% of the employee's contribution up to 6% of the employee's salary. In January 2001, the plan was amended to increase the NetScout match to 50% of the employee's contribution up to 6% of the employee's salary. NetScout contributions vest at a rate of 25% per year of service. NetScout made matching contributions of $187, $312 and $672 to the plan for the years ended March 31, 2000, 2001 and 2002, respectively.

12. INCOME TAXES

Income (loss) before provision for (benefit from) consisted of the following:

	Year ended March 31,		
	2000	2001	2002
Domestic	$23,598	$ 10,366	($12,660)
Foreign	153	367	322
	$23,751	$ 10,733	($12,338)

The components of the provision for (benefit from) income taxes are as follows:

	Year ended March 31,		
	2000	2001	2002
Current provision (benefit):			
Federal	$ 7,636	$ 5,288	$ 227
State	955	979	(97)
Foreign	53	122	104
	8,644	6,389	234
Deferred tax provision (benefit):			
Federal	(120)	818	(1,025)
State	15	(180)	(136)
	(105)	638	(1,161)
	$ 8,539	$ 7,027	$ (927)

The components of net deferred tax assets are as follows:

	March 31,	
	2001	2002
Deferred tax assets (liabilities):		
Reserves	$ 182	$ 533
Accrued expenses	878	743
Fixed assets	863	1,546
Deferred revenue	257	1,108
Intangible assets	(1,115)	(556)
Net operating loss carryforwards	4,628	4,874
Research and development tax credit carryforwards	261	612
Other	314	50
	$ 6,268	$ 8,910

At March 31, 2002, NetScout had federal net operating loss carryforwards and federal and state research and development credits of approximately $13,927 and $621, respectively, available to offset future taxable income. These carryforwards begin to expire in fiscal year 2011.

For federal income tax purposes, a portion of the Company's carryforwards are subject to certain limitations on annual utilization in case of changes in ownership, as defined by federal tax laws.

(In thousands, except share and per share data)

The income tax provision computed using the federal statutory income tax rate differs from NetScout's effective tax rate primarily due to the following:

	Year ended March 31,		
	2000	2001	2002
Statutory U.S. federal tax rate	35.0%	35.0%	(35.0)%
State taxes, net of federal tax benefit	3.1	5.9	(0.3)
Foreign sales corporation exempt income	(1.2)	(0.2)	-
Goodwill amortization	-	22.3	25.6
Stock-based compensation	-	5.5	6.3
Research and development tax credits	(1.7)	(3.2)	(4.5)
Other	1.0	0.2	0.4
	36.2%	65.5%	(7.5)%

13. COMMITMENTS AND CONTINGENCIES

Leases

NetScout leases office space under non-cancelable operating leases. Total rent expense under the leases was $1,712, $2,446 and $3,404 for the years ended March 31, 2000, 2001 and 2002, respectively.

Future non-cancelable minimum lease commitments are as follows:

Year ending March 31,	
2003	$ 3,456
2004	3,253
2005	3,147
2006	3,138
2007	3,138
Remaining year	20,246
Total minimum lease payments	$ 36,378

Under the terms of its current principal office lease, NetScout is required to maintain a letter of credit totaling $3,200 under its $10,000 revolving line of credit (Note 7).

Contingencies

Prior to the acquisition of NextPoint, a reseller of NextPoint filed an action against NextPoint alleging breach of contract. NextPoint denied the claim. An escrow balance was established at the time of the acquisition to account for potential losses related to this suit and this escrow balance significantly limited NetScout's exposure. NetScout recorded an accrual to account for any additional expenses. The matter was settled in January 2002. Subsequent to year end, escrow funds were released and NetScout received the appropriate escrow balance to finalize this matter.

In addition to the matter noted above, from time to time, NetScout is subject to legal proceedings and claims in the ordinary course of business. In the opinion of management, the amount of ultimate expense with respect to any other current legal proceedings and claims will not have a significant adverse effect on NetScout's financial position or results of operations.

Employment Agreement

In January 1999, NetScout amended an employment agreement with two employee stockholders, which provides that each employee stockholder will receive a base salary of at least $250 and a year-end, non-discretionary bonus of at least $250. For the fiscal year ended March 31, 2002, the year-end bonus for these two employee stockholders (with their consent) was $190. The employment agreement is terminable at will, but provides that if either employee's employment is terminated by NetScout without cause, or either decides to terminate his own employment for "good reason", as defined, each is entitled to receive severance benefits for three years as follows: (i) for the first twelve months following termination, the greater of $175 or base salary as of the date of termination; and (ii) for each subsequent twelve-month period, an amount equal to 120% of the amount received in the immediately preceding twelve months. Each employment agreement provides for a five-year term commencing June 1, 1994 with automatic one-year renewals.

14. GEOGRAPHIC INFORMATION

Revenue was distributed geographically as follows:

	Year ended March 31,		
	2000	2001	2002
North America	$ 74,721	$ 96,980	$ 71,238
Europe – Middle East – Africa	5,782	5,621	8,703
Asia – Pacific	5,656	5,350	2,343
	$ 86,159	$107,951	$ 82,284

The North America revenue includes sales to domestic resellers. These domestic resellers may sell NetScout products to international locations. NetScout reports these shipments as North America revenue since NetScout ships the products to a domestic location. Revenue attributable to locations outside of North America is a result of export sales. Substantially all of NetScout's identifiable assets are located in the United States.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

15. RESULTS OF OPERATIONS – UNAUDITED

The following table sets forth certain unaudited quarterly results of operations of NetScout for the fiscal years ended 2001 and 2002. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report. The quarterly operating results are not necessarily indicative of future results of operations.

	Three Months Ended							
	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001	March 31, 2002
Revenue	$ 25,169	$ 28,819	$ 32,473	$ 21,490	$ 18,166	$ 19,732	$ 21,483	$ 22,903
Gross margin	18,480	20,700	23,862	15,719	12,799	14,526	15,966	16,900
Net income (loss)	$ 4,304	($761)	$ 2,670	($2,507)	($4,138)	($2,945)	($2,587)	($1,741)
Basic net income (loss) per share	$ 0.16	($0.03)	$ 0.09	($0.09)	($0.14)	($0.10)	($0.09)	($0.06)
Diluted net income (loss) per share	$ 0.15	($0.03)	$ 0.09	($0.09)	($0.14)	($0.10)	($0.09)	($0.06)

CORPORATE INFORMATION

BOARD OF DIRECTORS

Narendra V. Popat
Chairman of the Board
NetScout Systems, Inc.

Anil K. Singhal
President and Chief Executive Officer
NetScout Systems, Inc.

John R. Egan
Managing Partner
Egan Managed Capital, L.P.

Joseph G. Hadzima, Jr.
Managing Director
Main Street Partners, LLC

Vincent J. Mullarkey
Chief Financial Officer and
Senior Vice President, Finance (Retired)
Digital Equipment Corporation

Kenneth T. Schiciano
Managing Director
TA Associates, Inc.

EXECUTIVE OFFICERS

Anil K. Singhal
Founder, President and Chief Executive Officer

Narendra V. Popat
Founder and Chairman of the Board

David P. Sommers
Senior Vice President, General Operations
and Chief Financial Officer

Michael Szabados
Senior Vice President, Product Operations

John W. Downing
Vice President, Worldwide Sales Operations

Lisa A. Fiorentino
Vice President, Finance and Administration
and Chief Accounting Officer

Michelle L. Flaherty
Vice President, Human Resources

Bruce A. Kelley, Jr.
Vice President
and Chief Technology Officer

CORPORATE HEADQUARTERS

310 Littleton Road
Westford, MA 01886 USA
Telephone (978) 614-4000
Fax (978) 614-4004
www.netscout.com



EUROPE

188 Bath Road
Slough, Berkshire SL1 3XE
United Kingdom
Telephone +44 1753 690200
Fax +44 1753 690201

ASIA/PACIFIC

Room 105, 17F/B, No. 167
Tun Hwa N. Road
Taipei, Taiwan
Telephone +886 2 2717 1999
Fax +886 2 2547 7010

FORM 10-K

Shareholders may obtain, without charge, a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission by contacting NetScout Investor Relations or by visiting our Web site:

Investor Relations
NetScout Systems, Inc.
310 Littleton Road
Westford, MA 01886 USA
Telephone (978) 614-4000
www.netscout.com/investors

ANNUAL MEETING

The Annual Meeting of Stockholders of the Company will be held on Friday, September 20, 2002.

COMMON STOCK

Common stock of NetScout Systems, Inc. is traded on the Nasdaq Stock Market under the symbol "NTCT."

LEGAL COUNSEL

Testa, Hurwitz & Thibeault, LLP
Boston, MA

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
Boston, MA

TRANSFER AGENT

Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Shareholder Inquiries:
Telephone (800) 288-9541
www.melloninvestor.com



NetScout.

310 Littleton Road
Westford, MA 01886

NTCT
NASDAQ
LISTED